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Milan

July 29, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C.  20549

Attention: Mara L. Ransom, Danilo Castelli, Lilyanna Peyser, Melissa Blume, Jennifer Thompson

Re:                             Camping World Holdings, Inc.
Registration Statement on Form S-1
Filed June 13, 2016
File No. 333-211977

Ladies and Gentlemen:

On behalf of our client, Camping World Holdings, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Commission on June 13, 2016 (the “Initial Filing”).

Amendment No. 1 reflects certain revisions to Registration Statement in response to the comment letter from the staff of the Commission (the “Staff”) to Marcus Lemonis, the Company’s Chief Executive Officer, dated July 13, 2016.  The responses provided herein are based on information provided to Latham & Watkins LLP by the Company.  For your convenience, we are also providing five copies of Amendment No. 1, marked to show changes against the Initial Filing, in the traditional non-EDGAR format.

The numbered paragraphs below set forth the Staff’s comments in italics, followed by the Company’s responses.  Page numbers in the text of the Company’s responses correspond to page numbers in Amendment No. 1. Unless otherwise indicated, capitalized terms used in this letter have the meanings assigned to them in the Registration Statement.

General

1.                                      Please revise your discussion of the Tax Receivable Agreement throughout the prospectus to quantify, if possible, the likely tax benefits to be realized by you and paid to the Continuing Equity Owners.  In this regard, we note your disclosure on page 48 that such amounts could be “significant.”

Response: The Company respectfully advises the Staff that it has included disclosure on page 81 of Amendment No. 1 under the heading “Unaudited Pro Forma Consolidated Financial Information” that quantifies the likely tax benefits to be realized by the Company and paid to the Continuing Equity Owners from the Tax Receivable Agreement.  In response to the Staff’s comment, the Company has also added this disclosure on page 186 of Amendment No. 1 under the heading “Certain Relationships and Related Party Transactions — Tax Receivable Agreement,” which disclosure is more prominently cross-referenced throughout Amendment No. 1 when discussing the Tax Receivable Agreement.

Basis of Presentation

Organizational Structure, page ii

2.                                      Where possible, please enhance the definitions in this section to identify the persons that comprise the defined groups, such as the persons that comprise the “Continuing Equity Owners” and “Original Equity Owners.”

Response: In response to the Staff’s comment, the Company has revised its disclosure on page ii of Amendment No. 1 accordingly.

Market and Industry Data, page iv

3.                                      Please remove your statement that you “have not independently verified any third party information” contained in your prospectus, as it is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page iv of Amendment No. 1 accordingly.

Prospectus Summary, page 1

4.                                      In an appropriate place, please disclose the amounts that your insiders, affiliates, directors and officers will receive in connection with this offering, including as a result of your purchase of common units from certain Continuing Equity Owners and the vesting of any compensation in connection with this offering.  Please also disclose the number of shares of your Class B common stock that the Continuing Equity Owners will receive upon consummation of the offering and the number of common units of CWGS, LLC that will be redeemable by the Continuing Equity Owners for your Class A common stock or cash upon consummation of the offering.

Response: The Company respectfully advises the Staff that the Company does not currently know which of the Continuing Equity Owners it will purchase common units from in connection with this offering or the amount of common units that it will purchase from such Continuing Equity Owners, and that the Company intends to update its disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to provide such information.

The Company further notes that as disclosed on pages 160, 168 and 169 of Amendment No. 1, all of the profit units held by ML Acquisition and by the Company’s named executive officers, along with its other employees, will accelerate and vest in connection with this offering.  In connection with the Transactions, these profit units will be converted into common units and be included in the number of common units held by ML Acquisition (in the case of Marcus Lemonis) and the Former Profit Unit Holders (in the case of the other named executive officers and employees), as disclosed on page 62 of Amendment No. 1 under the heading “Our Organizational Structure” and elsewhere in Amendment No. 1.  In response to the Staff’s comment, the Company has revised its disclosure on pages 6 and 62 of Amendment No. 1 to note that the unvested profit units will accelerate and vest in connection with this offering.

Additionally, in response to the Staff’s comment, the Company has revised its disclosure on pages 7, 8, 12, 14, 62 and 63 of Amendment No. 1 to disclose the number of shares of Class B common stock that the Continuing Equity Owners will receive upon consummation of the offering and the number of common units of CWGS, LLC that will be redeemable by the Continuing Equity Owners for Class A common stock or cash upon consummation of the offering.

5.                                      Please refer to your disclosure on page 4 of gross margins in excess of 45% for the year ended December 31, 2015 for certain of your high margin product and service offerings.  Please tell us why it is appropriate to bifurcate your product and service offerings with the highest gross profit margins from your other product and service offerings and to quantify the margin from that group of high margin products and services.  We note this profit margin does not agree to your consolidated gross profit margin or the gross profit margins for any of your segments.  Also tell us how you considered whether this is a non-GAAP measure.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 129 of Amendment No. 1 to disclose the gross profit margin of its Consumer Services and Plans segment and the gross profit margin of parts, services and other within its Retail segment, each of which is derived from the Company’s consolidated statements of income.  The Company believes that presenting these groupings of products to align with its GAAP consolidated statements of income metrics is a more appropriate way to demonstrate the high margins of certain of its products and services.

Our Company, page 1

6.                                      Please disclose the basis for all your assertions about your competitive position within your industry.  If you do not have independent support for a statement, please revise the language to make clear that this is your belief based upon management’s experience in the industry, if true.  If applicable, please also provide independent supplemental materials that support your assertions, with appropriate markings to highlight the applicable portion of the source and cross-references to the relevant statements in your prospectus.  The following are examples only of some of your competitive position assertions:

•                                          “We are the only provider of a comprehensive portfolio of services, protection plans, products and resources for recreational vehicle (“RV”) enthusiasts.”

•                                          “Our Good Sam branded offerings provide the industry’s broadest and deepest range of services, protection plans, products and resources, including:  extended vehicle service contract and insurance protection plans, roadside assistance, membership clubs and financing products.”

•                                          “Our Camping World brand operates the largest and only national network of RV- centric retail location in the United-States through our 120 retail locations in 36 states, as of March 31, 2016, and through our e-commerce platform.”

•                                          “…Camping World and Good Sam are iconic industry defining brands….”

•                                          “We also operate the Good Sam Club, which is the largest RV organization in the world….”

Response: The Company respectfully advises the Staff that the statements in bullets one, two, four and five above are based upon management’s belief based on their experience in, and knowledge of, the RV industry, and publicly available information on the Company’s competitors, as noted in the Market and Industry Data section on page iv of Amendment No. 1.  In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 3, 86, 127, 128 and 157 of Amendment No. 1 to disclose that the statements in bullets one, two, four and five above are based on management’s belief.

The Company further notes that it has supplementally provided the Staff copies of the support for the statement in the third bullet above, which is based on independent supplemental materials, appropriately marked to highlight the applicable portion of the source and cross-references to the relevant statement in the Registration Statement.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the independent supplemental materials are being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in the Registration Statement.  Pursuant to Rule 418, and on behalf of the Company, we request that the independent supplemental materials be returned to the Company upon completion of your review thereof.  As required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the independent supplemental materials are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the independent supplemental materials are not being filed in electronic format.

7.                                      We note your statement in this section and other parts of your prospectus that the average annual member retention rates of your Good Sam branded service offerings over three years ended December 31, 2015 was 65% to 75%.  Please revise your disclosure to individually quantify each year’s number of members and annual average Good Sam branded service member retention rate year over year so investors may appropriately gauge the progression of membership retention over the last three fiscal years referenced.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 4, 87, 127 and 129 of Amendment No. 1 to disclose the range of annual retention rates across its extended vehicle service contracts, emergency roadside assistance, property and casualty insurance programs and membership clubs for the years ended December 31, 2015, 2014 and 2013 (rather than showing a three year average) and on pages 4 and 128 of Amendment No. 1 to disclose the total number of participants for these offerings, in the aggregate, in each of the three years ended December 31, 2015.  The Company respectfully advises the Staff that it has provided this information in the Registration Statement in the aggregate across these Consumer Services and Plan offerings to demonstrate the recurring nature of these offerings to investors, but the Company does not believe that disclosing the retention rates or number of participants for any of these offerings individually would be material to an investor, given that none of these offerings represented more than 2% of the Company’s total revenue in any of the three years ended December 31, 2015.

Summary Risk Factors, page 5

8.                                      Please revise the penultimate risk factor to describe clearly the risk to the company.  Please revise the last risk factor to clarify that Mr. Lemonis’ control over you will include the ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors.  Please also include a risk factor regarding the risks to investors associated with your being a controlled company.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 6 of Amendment No. 1 accordingly.

Summary of the Transactions, page 6

9.                                      We note that you will consummate several organizational transactions in connection with this offering.  We also note from Risk Factors section on page 31 and Description of Certain Indebtedness section on page 200 that the Senior Secured Credit Facilities and Floor Plan Facility agreements make certain subsidiaries of your Company subject to several restrictive financial covenants that limit their ability to perform certain transactions.  Please disclose whether consummation of any of the organizational transactions described herein violates or may potentially violate these covenants or, if not, please include a brief statement and explanation of that fact.

Response: The Company respectfully advises the Staff that it does not expect the Transactions (including this offering) to violate the covenants in its Floor Plan Facility and that it intends to amend its Senior Secured Credit Facilities prior to the effectiveness of the Registration Statement to allow for the Transactions.  The Company further advises the Staff that it will update its disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to disclose the amendment to the Senior Secured Credit Facilities and to note that the consummation of the Transactions (including the offering) will not violate the covenants in its Senior Secured Credit Facilities or its Floor Plan Facility.

10.                               Here and elsewhere in the prospectus where applicable, please clarify that the redemption of the common units held by the Continuing Equity Owners will occur at such time as the Continuing Equity Owners determine.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 8 and elsewhere in Amendment No. 1 accordingly.

Ownership Structure, page 10

11.                               Please revise this chart, and the chart on page 64, to disclose that ML RV Group is wholly owned by Mr. Lemonis and that ML Acquisition is owned by Messrs. Adams and Lemonis.  In addition, please clarify on the outside front cover of the prospectus that the ML Related Parties are owned by Messrs. Adams and Lemonis.

Response: In response to the Staff’s comment, the Company has revised its disclosure on the outside front cover of the prospectus and pages 10 and 66 of Amendment No. 1 accordingly.

The Offering, page 12

12.                               Please revise, such as in the “Voting rights” section, to clarify that Mr. Lemonis will control the company after consummation of the offering and have, among other things, the ability to approve or disapprove substantially all transactions and other matters requiring approval by your shareholders, including the election of directors.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 14 of Amendment No. 1 accordingly.

Summary Historical and Pro Forma Consolidated Financial and Other Data, page 19

13.                               We note your reconciliation of Net Income to Adjusted EBITDA on page 22.  Please describe to us in more detail your adjustments related to the two non-performing locations that were sold in 2015, the amortization of the capitalized liability of the non-cancellable leases in locations with no operating business, and the adjustment to rent on right to use assets.  Also tell us how you determined these adjustments are consistent with the guidance in our updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.

Response: The Company respectfully advises the Staff that its objective is to provide supplemental measures of its performance that are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in its industry, following guidance in the SEC’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016.  Specifically, the Company has ensured prominent reporting of GAAP net income as its starting point and has included all material adjustments to derive Adjusted EBITDA, a supplemental measure of its performance. The Company evaluated all non-GAAP financial information presented to ensure that the adjustments would not be misleading.

Specifically, the two non-performing locations that were sold in 2015 include both the expenses and income that did not meet the Company’s minimum operating standards and were sold to a third party in the fourth quarter of 2015. These adjustments are consistent with the guidance issued on May 17, 2016, as they represent unusual and non-recurring activity, given that no other retail locations have been sold in the five years presented. The Company does not believe this adjustment is misleading to the readers of its consolidated financial statements.

Additionally, the amortization of the capitalized liability attributable to the non-cancellable leases in locations with no operating business is an adjustment that includes the expense recorded as the fair value of the remaining future lease obligations, net of the fair value of any estimated sublease income, for locations that no longer include active business operations. The Company believes this adjustment is also consistent with the guidance issued on May 17, 2016, as the adjustment is not a normal activity of the business and the Company does not believe this adjustment is misleading to the readers of its consolidated financial statements.

Lastly, in the fourth quarter of 2015, the Company modified the terms of 30 real estate leases that were originally accounted for as capital leases. As a result of the modifications, these leases met the requirements to be reported as operating leases and therefore required the right to use assets and corresponding right to use liabilities to be derecognized in the fourth quarter of 2015. This adjustment accounts for the 30 leases as if they were operating leases in all periods presented. The Company believes this adjustment is not misleading to the readers of its consolidated financial statements and is consistent with the guidance issued on May 17, 2016, as the adjustment adds rent expense (thereby reducing Adjusted EBITDA) to be consistent across all periods with their current operating lease presentation.

Risk Factors

Our Success Depends to a Significant Extent On the Well-being . . ., page 23

14.                               We note your reliance on four manufacturers that collectively supplied nearly all of your new RV inventory as of March 31, 2016.  Please quantify the amount of your new RV inventory supplied by each of these manufacturers.  In addition, please discuss, if material, the average duration of the dealer agreements with these manufacturers, the likelihood of renewal, and the effect(s) of nonrenewal or unfavorable renegotiation of the agreements on your operations or financial condition.  Also, if material, please include a discussion in the Management’s Discussion and Analysis of Financial Condition section of the known risks or uncertainties associated with such agreements that you reasonably expect will have a material impact on your liquidity, capital resources and results of operations.  Please refer to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 23 of Amendment No. 1 to quantify the amount of inventory supplied by each manufacturer named. The Company respectfully advises the Staff that as disclosed on page 24 of Amendment No. 1, the Company enters into dealer agreements with manufacturers on a location-by-location basis.  In response to the Staff’s comment, the Company has revised its disclosure on page 24 of Amendment No. 1 to clarify that each retail location typically enters into multiple dealer agreements with multiple manufacturers and that these dealer agreements also generally provide for a one-year term, which is typically renewed annually, and are otherwise customary for the RV industry.  The Company respectfully advises the Staff that historically the Company has not had any material issues with the effects of nonrenewal or unfavorable renegotiation of these arrangements.  Moreover, given the number of dealer agreements that the Company enters into, its size in the industry and the long-standing relationships it has with multiple manufacturers, the Company believes that the effects of nonrenewal or unfavorable renegotiation of the agreements would not have a material impact on the Company’s liquidity, capital resources, results of operations or financial condition.  However, given that non-renewal, unfavorable renegotiation or termination of these arrangements may have a short term impact on product availability and cost, the Company has revised its disclosure on page 24 of Amendment No. 1 to include such risk.

Use of Proceeds, page 66

15.                               We note that you will use the net proceeds of this offering to purchase common units from certain of the Continuing Equity Owners.  If known, please disclose the Continuing Equity Owners from whom you intend to purchase common units, the number of units to be purchased from each such person, and the amount of net proceeds you will pay each such person.  Please provide this disclosure in the Certain Relationships and Related Party Transactions section, as well, if applicable.  Please refer to Item 404 of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company does not currently know which of the Continuing Equity Owners it will purchase common units from in connection with this offering, the amount of common units that it will purchase from each such person or the net proceeds that it will pay each such person, but that it intends to update its disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to provide such information.  Additionally, in response to the Staff’s comment, the Company has revised its disclosure on page 186 of Amendment No. 1 under the heading “Certain Relationships and Related Party Transactions — The Transactions” and will update such disclosure when the information is known.

Capitalization, page 67

16.                               For the ease of your readers, please provide a footnote explaining how the amount of the Term Loan Facility agrees to the historical balance sheet of CWGS, LLC.  In doing so, please quantify the amounts related to the original issue discount and debt issuance costs, similar to the footnote to Note 4 in your interim financial statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 70 of Amendment No. 1 accordingly.

Dividend Policy, page 69

17.                               We note your disclosure that CWGS, LLC intends to make a regular quarterly cash distribution to its common unit holders of a certain amount per common unit, where the amount of the quarterly cash distribution per common unit is currently blank.  We also note your disclosure that you intend to use the proceeds from such distribution on the common units you own to pay a regular quarterly cash dividend to your Class A stockholders, where the amount of the quarterly cash dividend per share is currently blank.  We further note from your disclosures on page 184 under the heading “Distributions” that CWGS, LLC is required by its LLC Agreement to make two types of quarterly cash distributions to its members:  tax distributions and distributions of distributable cash, as each term is defined in the LLC Agreement.  We have the following comments:

•                                          Since the LLC Agreement has not yet been filed as an exhibit, please tell us how tax distributions and distributable cash are defined, including clarifying the extent to which cash must be paid to members and the extent to which management can hold back cash in anticipation of upcoming capital expenditures, operating cash flows needs or for other reasons.

•                                          Please tell us whether the LLC Agreement specifies a minimum quarterly cash distribution amount.

•                                          Please tell us how you considered demonstrating CWGS, LLC’s ability to pay quarterly cash distributions at the level you will specify on page 69 by showing in an appropriate location in your filing the cash distributions that CWGS, LLC would have paid under its post-offering capital structure for each of the 12 months ended December 31, 2015 and March 31, 2016, along with any assumptions necessary to explain how CWGS, LLC will pay quarterly cash distributions at this level for the next 12 months.  Also tell us how you considered providing similar disclosures demonstrating your ability to pay quarterly cash dividends to Class A shares at the level you will specify on page 69.

•                                          It appears that the LLC Agreement’s requirements that CWGS, LLC pay quarterly cash distributions to its members may limit CWGS, LLC’s ability to internally fund its growth and increase the likelihood that you will need to fund growth with additional debt.  Please address this matter more specifically within your analysis of Liquidity and Capital Resources beginning on page 106, including clarifying the extent to which future growth can be funded internally given the quarterly cash distributions required by the LLC Agreement.

Response: With respect to the first bullet above, the Company respectfully advises the Staff that as disclosed on page 190 of Amendment No. 1, it expects “tax distributions” under the LLC Agreement to generally mean distributions made to the members of CWGS, LLC in an amount based on such member’s allocable share of the taxable income of CWGS, LLC and an assumed tax rate that will be determined by the Company based on the highest combined federal, state and local tax rate that may potentially apply to any one of CWGS, LLC’s members, regardless of the actual final tax liability of any such member.  The LLC Agreement will require these tax distributions to be made to the members, except to the extent such tax distributions would render CWGS, LLC insolvent or are otherwise prohibited by law or its Senior Secured Credit Facilities, its Floor Plan Facility or any future agreements governing indebtedness.  Additionally, the Company further advises the Staff that it expects “distributable cash” under the LLC Agreement to generally mean any cash that may be distributed to the extent permitted by its Senior Secured Credit Facilities, its Floor Plan Facility or any future agreements governing indebtedness, except to the extent such distribution would render CWGS, LLC insolvent or is otherwise prohibited by law.  The Company further notes that any distributions out of “distributable cash” will be at the sole discretion of the Company as the sole managing member of CWGS, LLC and therefore the Company may limit such distributions of cash in anticipation of upcoming capital expenditures, operating cash flows needs or for other reasons. In response to the Staff’s comment, the Company has revised its disclosure on pages 190 and 191 of Amendment No. 1 to clarify the nature of the distributions under the LLC Agreement, including the restrictions on making such distributions.

With respect to the second bullet above, the Company advises the Staff that, other than tax distributions, there is no minimum quarterly cash distribution amount under the LLC Agreement.

With respect to the third bullet above, in response to the Staff’s comment, the Company has revised its disclosure on page 71 of Amendment No. 1 to provide a placeholder for the cash distributions that CWGS, LLC would have paid under its post-offering capital structure for each of the year ended December 31, 2015 and the three months ended March 31, 2016, based on the expected per common unit quarterly cash dividend, along with a statement that it expects to be able to pay quarterly cash distributions at the levels disclosed for the next 12 months.  The Company intends to update this disclosure in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to provide the cash distribution amounts.  The Company further notes that the amount of the quarterly cash distributions to the Class A holders of the Company at the level specified in the Registration Statement will equal the quarterly cash distribution from CWGS, LLC to the Company as a holder of common units and therefore will be in the same amount per share as the per unit amount paid to each common unit holder.

With respect to the fourth bullet above, the Company advises the Staff that notwithstanding the intention to pay a regular quarterly cash distribution to the members of CWGS, LLC and the Company’s obligations under the Tax Receivable Agreement, the Company believes that future growth can be funded from cash and cash equivalents, cash provided by operating activities and from borrowings under its Revolving Credit Facility and Floor Plan Facility; however, as disclosed on page 112 of Amendment No. 1, it is possible the Company may incur additional indebtedness.  In response to the Staff’s comment, the Company has revised its disclosure on page 112 of Amendment No. 1 to clarify its ability to fund amounts owed under the Tax Receivable Agreement and to pay the quarterly cash dividends.

Dilution, page 71

18.                               Please refer to footnote (1) on page 72.  Please explain to us in more detail what will be reflected in the line item titled “Pro forma net tangible book value per share as of March 31, 2016 before this offering” and how this will differ from the transactions reflected in the line item titled “Pro forma net tangible book value per share after this offering.” Also explain to us whether and how you will consider the percentage of CWGS, LLC’s assets and liabilities to which your Class A shareholders have rights and how this percentage will change as a result of the use of the offering proceeds.  To clarify these matters to your investors, please revise to disclose a similar footnote showing the calculation of pro forma net tangible book value per share after the offering.

Response: The Company respectfully advises the Staff that pro forma net tangible book value per share as of March 31, 2016 before this offering gives effect to the Transactions (other than this offering) and the Assumed Redemption.  Therefore, this calculation assumes that all common units of CWGS, LLC are held by the Company and that all the Continuing Equity Owners hold Class A common stock rather than common units.  As a result, this calculation assumes that the Class A shareholders have rights to all of CWGS, LLC’s assets and liabilities through the ownership interest of the Company in CWGS, LLC.  Moreover, the only difference between this calculation and pro forma net tangible book value per share after this offering is the shares of Class A common stock that will be issued in the offering.  In response to the Staff’s comment, the Company has revised its disclosure on page 74 of Amendment No. 1 accordingly.

Selected Historical Consolidated Financial and Other Data, page 74

19.                               We note that you include pro forma data in your Summary Historical and Pro Forma Consolidated Financial and Other Data beginning on page 19.  Please also consider including pro forma data here as we believe the impact of the material transactions reflected in your pro forma financial statements is important information that should be presented alongside your historical data in this section of your filing.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 77 to 80 of Amendment No. 1 accordingly.

Unaudited Pro Forma Consolidated Financial Information, page 79

20.                               We note the introductory narrative to your pro forma financial statements beginning on page 79, along with your other pro forma disclosures, and have the following comments:

•                                          Please tell us in reasonable detail whether your acquisition of equity interests in CWGS, LLC will result in a change in the book basis of CWGS, LLC’s assets and liabilities.  For example, if you will account for this as a transaction between entities under common control, tell us that and explain how you determined these entities will be under common control at the time you acquire CWGS, LLC’s common units.  Regardless of how you will account for the acquisition of CWGS, LLC’s common units, please describe to us the ownership of CWGS, LLC immediately prior to your partial acquisition of it, including both the voting rights and economic interests of its members.

•                                          It appears from disclosures throughout your filing that you will consolidate CWGS, LLC based on the control you will obtain through your designation as the sole managing member.  Please explain to us in detail how you determined it was appropriate under GAAP to consolidate CWGS, LLC, providing your analysis under the variable interest entity model or voting interest entity model as appropriate.  Since it appears your conclusion relies on your designation as the sole managing member, please explain how this designation results in your substantive control of CWGS, LLC.  In doing so, please clearly describe the decisions that will require approval by CWGS, LLC’s Board or all of its shareholders as a group as contrasted to the “day-to-day” decisions that will be entirely delegated to you.  Also clearly describe the role of a Board or all shareholders in setting budgets or other limitations on your spending or in setting strategy to assist us in better understanding the limitations on your power to operate independently as the managing member.

•                                          Please explain to us in reasonable detail why you will issue each of your Class B and Class C common stock for nominal consideration.  If the issuance of Class B common stock is intended to keep the voting rights and economic interests of those continuing investors in a similar position before and after the acquisition, explain that to us in detail.  Please separately explain the issuance of Class C common stock as this appears to represent a change to your CEO’s voting rights as compared to his voting rights in CWGS, LCC prior to the acquisition.

•                                          We note your disclosures elsewhere in the filing concerning the redemption rights given to the Continuing Equity Owners that will enable them to redeem their CWGS, LLC common units along with their related Class B shares in you for, at your election, newly issued shares of your Class A common stock on a one -for- one basis or the cash equivalent of such Class A common stock.  Please provide us with your analysis of whether this potential redemption for cash is outside of your control and whether your Class B shares should be classified in mezzanine.  Please specifically address in your response how you considered that your Class B shares will be held by entities controlled by your CEO and Crestview, and entities controlled by your CEO and Crestwood will also control your Board of Directors.

•                                          Please revise your pro forma financial statements to better explain the above items.  Also consider whether a brief summary of your accounting for the partial acquisition of CWGS, LLC is appropriate in your Prospectus Summary.

Response:

With respect to the first bullet above, the Company respectfully advises the Staff that acquisition of the equity interests in CWGS, LLC will not result in a change in book basis of CWGS, LLC’s assets and liabilities as the Company expects to account for such acquisition as a transaction between entities under common control. As part of the Company’s assessment, it has determined that entities controlled by Marcus Lemonis (i.e., ML Acquisition and ML RV Group), through their voting interests, control CWGS, LLC before and after the acquisition.

Specifically, immediately prior to the acquisition by the Company of common units in CWGS, LLC, (a) ML Acquisition is the owner of common membership interests in CWGS, LLC, representing 45.52% of the economic interest and 50.001% of the voting interest in CWGS, LLC, (b) CVRV Acquisition LLC, which is controlled by Crestview Partners II GP, L.P., is the owner of preferred membership interests in CWGS, LLC, representing 45.51% of the economic interest and 49.999% of the voting interest in CWGS, LLC and (c) ML Acquisition and the Former Profit Unit Holders are the owners of profit units interests in CWGS, LLC representing 8.97% of the economic interest and 0% of the voting interests in CWGS, LLC.  Furthermore, ML Acquisition has the ability to appoint a majority of the Board of Directors of CWGS, LLC and the Board of Directors has the capacity to control the day-to-day business affairs and decision-making of CWGS, LLC. ML Acquisition has one director, Marcus Lemonis. Together with ML Acquisition’s 50.001% of the voting interest, ML Acquisition is deemed to control CWGS, LLC prior to the acquisition.

Subsequent to the acquisition by the Company of common units in CWGS, LLC, we expect ML Acquisition will have 47.0% of the voting interest of the Company and ML RV Group, LLC will have 5.0% of the voting interest of the Company, together representing 52.0% of the voting interest of the Company. The Company will in turn be the sole managing member and have exclusive control of CWGS, LLC as further described below. As noted above, ML Acquisition has one director, Marcus Lemonis, and ML RV Group, LLC is wholly-owned by Marcus Lemonis.  Accordingly, the Company’s acquisition of the equity interests in CWGS, LLC will not result in a change in book basis of CWGS, LLC’s assets and liabilities, as the Company expects to account for such acquisition as a transaction between entities under common control.

With respect to the second bullet above, the Company respectfully advises the Staff that the Company will act as the sole managing member of CWGS, LLC and will have the exclusive power over all of the significant decisions that affect CWGS, LLC’s economic performance, such as the capacity to control the day-to-day business affairs, including, among others, the hiring and firing of key officers, establishing budgets and incurring expenditures.  Pursuant to the terms of the CWGS LLC Agreement, the Company expects that it will not be able to, under any circumstances, be removed or replaced as the sole managing member of CWGS, LLC except by its resignation.  Further, no member, other than the Company, as the sole managing member, or a duly appointed officer, in each case in its capacity as such, will have the authority or power to act for or on behalf of CWGS, LLC, to do any act that would be binding on CWGS, LLC or to make any expenditures on behalf of CWGS, LLC.  Therefore, other than certain limited consent rights over amendments to the LLC Agreement, no decisions in operating CWGS, LLC will require the approval of any other members or other third parties.

The Company further advises the Staff that while the Company will have full voting control over the business and affairs of CWGS, LLC, it will only have a minority economic interest in CWGS, LLC, and as such, will fall within the definition of a variable interest entity (“VIE”).  Pursuant to ASC 810-10-15-14c, the following conditions have been met for CWGS, LLC to be considered a VIE:

1.              The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.

2.              Substantially all of the legal entity’s activities, such as providing financing or buying assets, either involve or are conducted on behalf of an investor that has, or group of investors that have, disproportionately fewer voting rights. This provision is necessary to prevent a primary beneficiary from avoiding consolidation of a VIE by organizing the legal entity with nonsubstantive voting interests. Activities that involve or are conducted on behalf of the related parties of an investor with disproportionately fewer voting rights shall be treated as if they involve or are conducted on behalf of that investor. The term related parties in this paragraph refers to all parties identified in paragraph ASC 810-10-25-43, except for de facto agents under paragraph (d) of ASC 810-10-25-43.

Immediately following this offering, the Company will have an expected minority equity interest in CWGS, LLC, while the other members will hold substantially all of the remaining economic interests. Therefore, because the Company will have full voting control of CWGS, LLC, the other members will be investors with disproportionately fewer voting rights in CWGS, LLC. Accordingly, condition (1) above, is met.

In assessing condition (2), the Company considered the related party group and the guidance in ASC 810-10-25-43, which defines related parties to include those parties identified under ASC 850, Related Parties, and certain de facto agents of the investor. The other members of CWGS, LLC are considered related parties of the Company. Since the related parties of CWGS, LLC constitute 100% of the economic and voting interest, the Company has determined that substantially all of CWGS, LLC’s activities are conducted on behalf of the collective related party group. Accordingly, condition (2) above, is met.

Therefore, CWGS, LLC is expected to be considered a VIE.  Moreover, as stated in ASC 810-10-25-38A, a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. As the Company is expected to have both (a) the power to direct the activities of CWGS, LLC that most significantly impact its economic performance, and (b) the obligation to absorb losses of CWGS, LLC or the right to receive benefits from CWGS, LLC that could potentially be significant to CWGS, LLC, the Company would have a controlling financial interest in CWGS, LLC, and thus be the primary beneficiary and consolidate CWGS, LLC.

With respect to the third bullet above, the Company respectfully advises the Staff that, as disclosed above, immediately prior to this offering, ML Acquisition is the owner of common membership interests in CWGS, LLC, representing 45.52% of the economic interest and 50.001% of the voting interest in CWGS, LLC.  Furthermore, ML Acquisition has the ability to appoint a majority of the Board of Directors of CWGS, LLC and the Board of Directors has the capacity to control the day-to-day business affairs and decision-making of CWGS, LLC. ML Acquisition also has only one Board member, Marcus Lemonis.  After the consummation of the Transactions (other than the offering), all existing membership interests in CWGS, LLC will be converted into common units with the same economic interest in CWGS, LLC as immediately prior to the Transactions.  Moreover, the Company intends to issue Class B common stock to the Continuing Equity Owners (other than the Former Profit Unit Holders who prior to the Transactions had no voting interests in CWGS, LLC) and Class C common stock to ML RV Group for nominal consideration to keep the voting rights in the Company after the consummation of the Transactions substantially similar to the voting rights in CWGS, LLC immediately prior to the Transactions, given that Marcus Lemonis, through his beneficial ownership of shares directly or indirectly held by ML Acquisition and ML RV Group, will continue to control more than 50% of the voting power of the Company.

With respect to the fourth bullet above, the Company respectfully advises the Staff that after the consummation of the offering, each common unit held by the Continuing Equity Owners will be redeemable from time to time at each of their options for, at the Company’s election, newly-issued shares of Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A Common stock for each common unit redeemed; provided that, at the Company’s election, it may effect a direct exchange of such Class A common stock or such cash, as applicable, for such common units.  Moreover, in connection with the exercise by any Continuing Equity Owner (other than any Former Profit Unit Holders) of its right to have its common units redeemed, such Continuing Equity Owner will be required to surrender an equal number of shares of Class B common stock, which the Company will cancel for no consideration. The Company confirms that whether it chooses to have the common units redeemed by CWGS, LLC or to effect a direct exchange of such the common units, in each case, for shares of Class A common stock or a cash payment is solely within its control and not the Continuing Equity Owners.  While the Company notes that Marcus Lemonis, through his beneficial ownership of the Company’s Class B common stock and Class C common stock directly or indirectly held by ML Acquisition and ML RV Group, and CVRV Acquisition LLC, through its beneficial ownership of the Company’s Class B common stock, together will have more than 50% of the voting power for the election of directors, the decision of whether to redeem or exchange the common units for shares of Class A common stock or a cash payment is ultimately a decision of the Company and its Board of Directors and not its stockholders. Moreover, neither Marcus Lemonis nor Crestview will have, either directly or indirectly, rights, whether contractual or otherwise, to control or direct any such decisions by the Board of Directors.  Therefore, the Company submits that the potential redemption or exchange for cash is solely within its control and that its Class B common stock would not be classified as mezzanine.

With respect to the fifth bullet above, in response to the Staff’s comment, the Company has revised its disclosure on page 82 of Amendment No. 1 to provide a brief summary of its accounting for the partial acquisition of CWGS, LLC.  The Company respectfully advises the Staff that it does not otherwise currently believe that any additional changes to the pro forma consolidated financial statements are required to better explain the above items; however, the Company confirms that when it provides the accompanying explanatory footnotes to the pro forma consolidated financial statements as noted in comment 21 below, it will take into consideration the above items as necessary.

21.                               Your pro forma financial statements currently contain no indication that you will provide accompanying explanatory footnotes to the adjustments seen on the face of these financial statements.  Please confirm our assumption that you will provide footnotes explaining the pro forma adjustments.  We may have further comments once we review these footnotes.

Response: In response to the Staff’s comment, the Company confirms that it will provide footnotes explaining the pro forma adjustments in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to provide such information.

22.                               We note that you currently present one column for pro forma adjustments that is titled “Offering and Transaction Adjustments.” Considering there are several organizational transactions occurring in connection with your offering, along with a change in taxable status, please tell us how you considered reflecting these adjustments in multiple columns.  Refer to Rule 11-02(b)(4) of Regulation S-X and related Instruction 6.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 83-85 in Amendment No. 1 under the heading “Unaudited Pro Forma Consolidated Financial Information” to provide separate columns for the Transaction related adjustments and the offering related adjustments.  The Company respectfully advises the Staff that it believes that disaggregating the adjustments for the Transactions from the adjustments for the offering will provide a more useful presentation to investors in accordance with Rule 11-02(b)(4) of Regulation S-X and related Instruction 6.

23.                               Once you populate your pro forma financial statements, please provide a footnote that explains in detail how you have calculated pro forma net income per share.

Response: In response to the Staff’s comment, the Company confirms that it will provide a footnote explaining in detail how it calculated pro forma net income per share in a pre-effective amendment to the Registration Statement prior to commencing a roadshow to provide such information.

Management’s Discussion and Analysis . . ., page 84

24.                               We note that you plan to open a third distribution and fulfillment center in Fort Worth, Texas in the second half of 2016.  Please include a discussion of the anticipated associated costs and expenses and disclose how you intend to fund this expenditure.  Additionally, to the extent material, provide an analysis of the potential effect on your company’s financial condition or results of operations.  Please refer to Item 303 of Regulation S-K.

Response: The Company respectfully advises the Staff that because it is leasing the location for the distribution center from a third party, the Company only expects to initially invest approximately $3.6 million in capital expenditures for fixtures, equipment and computer hardware and software, which capital expenditures will be funded by cash on hand.  Further, while the Company anticipates additional annual operating costs for the distribution center primarily for labor and rent, the Company expects that the opening of the third center will result in reduced labor costs at the existing two distribution centers, as a portion of the work load will be shifted to the new facility.  In addition, savings in shipping costs are expected due to the proximity of the distribution center to certain of the Company’s stores.  Therefore, the Company does not believe the opening of the third distribution center will have a material effect on its financial condition or results of operations.  In response to the Staff’s comment, the Company has revised its disclosure on page 139 of Amendment No. 1 to provide additional disclosure on the opening of the distribution center and the associated costs.

25.                               We note your disclosure on page 129 regarding RV customers and markets, specifically your belief that RV usage will continue to grow in the future as a result of increased innovation in the RV sector, that RVs are a cheaper alternative to traditional vacation costs notwithstanding depressed fuel costs, positive age trends resulting from aging and increased industry penetration of the baby boomer consumer demographic and the fast growing number of Generation X RV consumers and the above average mean household income of RV owners.  Please include a discussion of these known trends, demands, commitments, events or uncertainties that you reasonably expect have had or will have a material impact on your company’s liquidity, capital resources or results of operations in your MD&A section.  Please refer to Item 303(a) of Regulation S-K and SEC release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 87 and 88 of Amendment No. 1 accordingly.

Results of Operations, page 90

26.                               In this section, please ensure that you provide an analysis and discussion of management’s view regarding the implications and significance of the financial information stated and of the factors that management believes drove year over year changes in financial condition and results of operations.  For example, where you state that vehicle revenue increased in part due to an “increase in vehicle unit sales,” please state, if possible, any significant drivers of increased vehicle unit sales, such as specific marketing efforts or economic conditions.  Please refer to Item 303 of Regulation S-K and SEC Release 33-8350 for further guidance.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 92-109 of Amendment No. 1 accordingly.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Retail, page 96

27.                               We note your disclosure on page 129 indicating that used RVs are sold at lower prices than new RVs.  Please tell us what percentage of your sales are from used vehicles.  Since it appears that the product mix of new RVs as compared to used RVs may materially impact your profitability, please also tell us what considerations you have to separately disclosing gross profit attributable to the sale of new vehicles and used vehicles.  Similarly, since you indicate that private label products have higher profitability, please tell us what percentage of your sales are of private label products and how you considered discussing the impact of the product mix of private labels as compared to third party brands on your profitability.

Response: The Company respectfully advises the Staff that the Company’s historical new and used vehicle gross margins for the years ended December 31, 2015, 2014 and 2013 were 13.7% and 19.2%, 14.0% and 19.0%, and 13.6% and 19.7%, respectively. In response to the Staff’s comment, the Company has revised its disclosure on pages 20, 78, 92, 98 and 104 of Amendment No. 1, including in its consolidated statements of income and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” to separately disclose revenue, gross profit and retail vehicle unit sales for each of new and used vehicles.  The Company respectfully advises the Staff that it does not believe that the product mix of private label products as compared to third party brands materially impacts its profitability, given that for the year ended December 31, 2015, private label new RVs represented 7.4% of new vehicle revenue and private label parts represented 4.8% of parts, services and other revenue.  Therefore, the Company did not specifically address the profitability of private labeled products in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as incremental profitability is currently immaterial compared to the other profitability drivers of the Company.  The Company has revised its disclosure on pages 4 and 128 of Amendment No. 1 to remove references to private label products improving profitability.  In the future, the Company will update its disclosure to provide investors more detail on private label products as compared to third party brands to the extent the former materially impacts the Company’s profitability.

Liquidity and Capital Resources

Description of Senior Secured Credit Facilities and Floor Plan Facility, page 110

28.                               We note on page 113 that the Credit Agreement governing the Senior Secured Credit Facilities requires you to comply with a maximum total leverage ratio.  Please revise your discussion to explain how the leverage ratio will become more restrictive over time and discuss your ability to meet the requirements.  Please also address the impact on your liquidity and capital of not being able to meet this ratio.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 118 and 209 of Amendment No. 1 accordingly.

Critical Accounting Policies and Estimates, page 117

29.                               We note your critical accounting policy for inventories, net on page 118.  Given the cyclical nature of your business and your exposure to general economic conditions, we assume there may be times when management has to make judgments and assumptions about the net realizable value of your inventory, where it is reasonably possible that such assumptions could change and the impact of the change could lead to a material impairment charge.  Please tell us how you considered addressing this in your critical accounting policy.  We remind you that your critical accounting policy should present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time.  Refer to Section V of our Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 124 of Amendment No. 1 to update its critical accounting policy for inventories accordingly.

Goodwill and Other Intangible Assets, page 118

30.                               Your critical accounting policy appears to largely repeat the information contained in the footnotes to your financial statements.  Please expand your critical accounting policy for goodwill to better focus on the assumptions and uncertainties that underlie your valuation of goodwill and consideration of possible impairment.  We remind you that your critical accounting policy should present your analysis of the uncertainties involved in applying an accounting principle at a given time or the variability that is reasonably likely to result from its application over time.  Refer to Section V of our Release No. 33-8350.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 124 of Amendment No. 1 accordingly.

Business

Customers and Markets, page 128

31.                               We note references to third-party sources for statistical, qualitative or comparative statements in this section of your prospectus.  For example, you refer to estimates by the RVIA that Generation X consumers are the fastest growing RV owner group and to an RV survey that discusses the mean household income of RV customers.  Please provide copies of these source materials to us, appropriately marked to highlight the section relied upon.  Please also tell us whether these reports are publicly available without cost or at a nominal expense to investors.

Response: In response to the Staff’s comment, the Company has supplementally provided copies of such third-party source materials, appropriately marked to highlight the section relied upon.  The Company respectfully advises the Staff that all such third-party source materials are either publicly available without cost or at a nominal expense to investors.  The Company further notes that none of the source materials were prepared by a third party for inclusion in the Registration Statement or funded by the Company.

Pursuant to Rule 418(b) of the Securities Act of 1933, as amended, the third-party source materials are being provided to the Staff on a supplemental basis only under separate cover and is not to be filed with or deemed part of or included in the Registration Statement. Pursuant to Rule 418, and on behalf of the Company, we request that the third-party source materials be returned to the Company upon completion of your review thereof.  As required by Rule 418(b), and on behalf of the Company, we note that (i) the Company is requesting such treatment at the time the third-party source materials are furnished to the Staff, (ii) the return of the information is consistent with the protection of investors, (iii) the return of the information is consistent with the Freedom of Information Act and (iv) the third-party source materials are not being filed in electronic format.

Executive Compensation

Equity-Based Compensation, page 154

32.                               Please describe how the number of profit units granted to each Named Executive Officer and each Named Executive Officer’s bonus percentage were determined.  Please refer to Item 402(b) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 160 of Amendment No. 1 accordingly.

Camping World Holdings, Inc. Financial Statement for the Period Ended March 31, 2016

General

33.                               Please confirm that you will update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company confirms that it will update its consolidated financial statements and related disclosures, as necessary, in future pre-effective amendments to the Registration statement to comply with Rule 3-12 of Regulation S-X.

CWGS Enterprises, LLC and Subsidiaries Financial Statements for the Year Ended December 31, 2015

Consolidated Statements of Income, page F-7

34.                               We note from your Property and Equipment, net accounting policy on page F-12 and your Revenue Recognition accounting policy beginning on page F-13 that you rent vehicles to your customers.  Please tell us what consideration was given to separately displaying revenue and cost of revenue related to rental income on the face of the income statement.  We refer you to Rule 5-03(b) of Regulation S-X.  We further note that the current disaggregation of revenue and cost of revenue on the face of your income statement reflects your reportable segments as major categories and then further disaggregates revenue and costs for your Retail segment.  Please explain to us whether and how this presentation complies with Rule 5-03(b) of Regulation S-X to separately present products and services, including whether any line items such as “Parts, services and other” include both product sales and service sales.

Response: The Company respectfully advises the Staff that the Company’s rental income amounted to approximately 0.0%, 0.4% and 0.7% of total revenue for the years ended December 31, 2015, 2014 and 2013, respectively, and was not considered material enough to present separately on the face of the consolidated statements of income. The reduction in rental income in 2015 was due to management’s decision to wind down rental activities during the fourth quarter of 2014.

The disaggregation of revenue and related costs of the Company’s Retail segment presented on the face of the consolidated statements of income complies with Rule 5-03(b) of Regulation S-X by presenting net sales of tangible products greater than 10% of consolidated revenues: new and used vehicles, which as described in the Company’s response to Comment 27 above, has been presented separately in Amendment No. 1, including in its consolidated statements of income and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” with respect to revenues and cost of applicable revenue for new and used vehicle sales.

Additionally, the Company further advises the Staff that revenue from “Parts, services and other” included on the face of the consolidated statements of income include: (i) parts revenue, representing products sold at retail locations, or shipped for mail and internet orders; (ii) vehicle service work performed at the request of customers; (iii) rental income; and (iv) document fees and other income, each of which is less than 10% of the Company’s consolidated total revenue, and thus not separately stated on the face of the consolidated statements of income. Management has considered revenues derived from the sale of different products and services and has determined inherent differences exist, which make aggregation much less relevant and meaningful to readers of the financial statements. For example, new and used vehicles, which in and of themselves are sufficiently different to present separately on the face of the consolidated statements of income, due to their profitability (see the Company’s response to Comment 27, above), if combined with parts revenue to aggregate all tangible products, would result in distorted financial information and would not be reflective of how the Company operates its business. Moreover, management believes its current presentation provides meaningful information to the readers of the consolidated financial statements and promotes comparability among its peer group.

35.                               We note you present a subtotal for “Gross profit” on the face of your income statement, despite the fact that your presentation of costs applicable to revenue is exclusive of depreciation and amortization.  Please tell us how your presentation complies with the guidance in SAB Topic 11:B and Rule 5-03 of Regulation S-X as your gross profit measure appears to present a figure for income before depreciation.  Otherwise, please revise your disclosures here and elsewhere throughout the filing to either:  (a) include an appropriate allocation of depreciation to costs applicable to revenue or (b) remove the gross profit subtotal and relabel the costs applicable to revenue line item throughout the filing to indicate that it excludes depreciation.

Response:  The Company respectfully advises the Staff that the Company’s consolidated statements of income presentation complies with the guidance in SAB Topic 11:B and Rule 5-03 of Regulation S-X, as it has appropriately labeled costs applicable to revenue “(exclusive of depreciation and amortization shown separately below)” which informs readers of the consolidated financial statements of this fact. Management believes gross profit excluding depreciation and amortization is a relevant performance indicator and is used by management to assess the different business components reflected in the Company’s revenue and costs applicable to revenue presentation, and also provides readers of the consolidated financial statements meaningful information that is comparable to the Company’s peer group. Specifically, gross margin percentages between the different types of revenue streams reflect a consistent measure of the underlying business performance and any discretionary depreciation and amortization allocation could make that performance trend less discernible to investors reading the consolidated financial statements.

Upon consideration of potential allocation of depreciation and amortization, management believes any such allocation is not meaningful to its business. The Company’s business is mostly consumer services and retail sales and only a minimal amount of depreciation expense would be allocated to costs applicable to revenue and otherwise would be primarily included as selling, general and administrative costs if the depreciation expense was not presented separately as part of operating expenses. Management has also considered the relative materiality of depreciation and amortization, which amounted to $24.1 million, $24.6 million and $21.2 million, representing just 1.0%, 1.3%, and 1.3% of costs applicable to revenue, for the years ended December 31, 2015, 2014 and 2013, respectively.

To further clarify the presentation, the Company has revised its disclosure in Amendment No. 1 to add “(exclusive of depreciation and amortization shown separately below)”

immediately following “costs applicable to revenue” or “gross profit,” as applicable, throughout the filing.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Contracts in Transit, page F-11

36.                               It appears from your disclosure that you may be originating and selling loan agreements and lease agreements.  Please provide us with a more detailed description of your accounting for these loans and leases and explain in more detail how your accounting complies with the applicable GAAP literature.  Your response should include but not be limited to a more detailed explanation of your recognition of revenue and expenses related to these transactions than currently appears in your revenue recognition footnote.

Response: The Company respectfully advises the Staff that the Company typically sells and finances recreational vehicles through retail installment sales contracts entered into between the Company and third party purchasers. Prior to entering into a retail installment sales contract with a third-party purchaser, the Company typically has a commitment from a third-party lender for the assignment of such retail installment sales contract, subject to final review, approval and verification of the retail installment sales contract, related documentation and the information contained therein. Retail installment sales contracts are typically assigned by the Company to third-party lenders simultaneously with the execution of the retail installment sales contracts. Contracts in transit represent amounts due from third-party lenders from whom prearranged assignment agreements have been determined, and to whom the retail installment sales contract have been assigned.  The Company recognizes revenue when the applicable new or used vehicle is delivered and the Company has assigned the retail installment sales contract to a third-party lender and collectability is reasonably assured. Funding from the third-party lender is provided upon receipt, final review, approval and verification of the retail installment sales contract, related documentation and the information contained therein. Retail installment sales contracts are typically funded within ten days of the initial approval of the retail installment sales contract by the third-party lender.  Contracts in transit are included in current assets on the accompanying consolidated balance sheets and totaled $63.7 million at March 31, 2016, $21.9 million at December 31, 2015 and $22.6 million at December 31, 2014. In response to the Staff’s comment, the Company has revised its accounting policy on pages 123 and F-11 of Amendment No. 1 to reflect the above disclosures.

Long-Lived Assets, page F-13

37.                               We note that you capitalize software costs to be held and used.  It appears from Note 4 that capitalized software may comprise a significant portion of your property and equipment, net.  Please tell us whether the software is customized and developed for you, and if so, tell us and consider disclosing more information about your accounting for software costs.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 124 and F-13 of Amendment No. 1 to disclose more information about its accounting for software costs in its Critical Accounting Policies.

Revenue Recognition, page F-13

38.                               We note that your Consumer Services and Plans segment generates revenue, in part, from your membership clubs.  We also note that membership benefits include a variety of discounts, exclusive benefits, specialty publications and other membership benefits.  Please describe to us in more detail the membership benefits and tell us in more detail how you recognize the revenue and costs associated with these membership clubs.  Your response should include your consideration of ASC 605-50-45, expand upon your statement that recognized revenues and profit are subject to revisions as the membership progresses to completion, and better explain how you consider renewals when determining the membership period.

Response: The Company respectfully advises the Staff that when a membership is purchased, the revenue is deferred and recognized ratably over the membership term. When a membership is renewed, the renewal membership revenue is recognized ratably over the renewal membership term typically commencing when the then current membership term ends. The annual price for a renewal membership is typically similar to the initial membership price.  From time to time, the Company offers sales incentives or other consideration to its members as an inducement to purchase or renew a membership. In accordance with ASC 605-50-45, cash incentives and discounts towards other products owned by the Company are recorded as a reduction in revenue in the Company’s consolidated statements of income. Services and discounts offered by third parties are recorded as an expense in the Company’s consolidated statements of income.

Membership benefits provided to its club members include discounts on nightly rates at third party RV parks, fuel discounts, trip planning services, discounts at its retail locations and for its specialty publications, access to, and savings at, private membership campgrounds and other travel related benefits. The costs for benefits provided by third parties are recognized ratably over the membership term. Discounts on purchases at its retail locations and for its specialty publications are accounted for as reductions to revenue received for the applicable purchases. Other benefits provided to its members by third parties, such as discounts on nightly rates at third party RV parks, are provided by the third party at no cost to the Company.

In response to the Staff’s comment, the Company has revised its disclosure on pages 122 and F-14 of Amendment No. 1 to reflect that unearned revenue and profits are subject to revision as the membership progresses to completion.

39.                               We note that your Consumer Services and Plans segment and your Retail segment generate revenue, in part, from marketing fees and commissions on finance and insurance contracts, extended vehicle service contracts, and other similar products.  Please explain to us in more detail your role and risks in fulfilling these contracts to assist us in better understanding why you appear to recognize the revenue and related cost of revenue on a net basis as though you are an agent in these transactions.  As part of your response, please explain in more detail how you considered the impact of cancellations and chargebacks beyond recording a reserve for these items based on your historical experience.

Response: The Company respectfully advises the Staff that the Company markets finance and insurance policies, extended vehicle service contracts and other similar products to its customer base. These policies and contracts are fulfilled by third party banks, underwriters or administrators, who are the primary obligors under the arrangements.

The Company respectfully advises the Staff that it has considered the following attributes, in accordance with ASC 605-45, in determining that the Company is acting as an agent and should recognize revenue net of amounts paid to its suppliers for its finance, insurance, extended vehicle service contracts, and other similar products.

The Company earns a fixed amount or stated percentage of the amount billed per transaction. In addition, the Company has limited control over the price of these products, as pricing for insurance and finance products are set by the supplier and pricing for extended vehicle service contracts is reviewed and approved by the supplier.

The banks, underwriters, and administrators, as the suppliers, are the primary obligors in the arrangements and are responsible for fulfillment and support of the respective products sold. The banks, underwriters and administrators also have general inventory risk, as the Company does not take title to any of the products prior to or after the sale to the customer.

In addition, the Company does not unilaterally determine the nature, type, characteristics or specifications of the product or services ordered by the customer.  The terms and conditions of the products and services sold are set by the suppliers and the suppliers control and implement any changes to the product or services.

The Company evaluates the adequacy of cancellation and chargeback reserves on a quarterly basis and records an estimate for cancellations at the time of sale.

Vendor Allowances, page F-14

40.                               We note that you receive rebates from vendors.  Please explain to us in more detail how you accounted for vendor allowances in accordance with ASC 605-50-25.

Response: The Company respectfully advises the Staff that as a component of the Company’s consolidated procurement program, the Company frequently enters into contracts with vendors that provide for payments of rebates or other allowances. As prescribed by ASC 605-50-25-10, Revenue Recognition, these vendor payments are reflected in the carrying value of the inventory when earned or as progress is made toward earning the rebate or allowance and as a component of cost of sales as the inventory is sold. Certain of these vendor contracts provide for rebates and other allowances that are contingent upon the Company meeting specified performance measures such as a cumulative level of purchases over a specified period of time. Such contingent rebates and other allowances are given accounting recognition at the point at which achievement of the specified performance measures are deemed to be probable and reasonably estimable.

Further, in response to the staff’s comment, the Company has revised its disclosures on pages 125, 126 and F-15 of Amendment No. 1 to clarify the Company’s accounting policy on vendor allowances.

5. Goodwill and Intangible Assets, page F-18

41.                               We note your disclosure that the fair value of your reporting units was greater than their carrying value.  Please explain to us in reasonable detail how you determined your reporting units, including clarifying whether your reporting units are your operating segments or components of your operating segments.

Response: The Company respectfully advises the Staff that with respect to its operating segments management has considered ASC 350-20-35-34, which states that “a component of an operating segment is a reporting unit if the component constitutes a business or a nonprofit activity for which discrete financial information is available and segment management, as that term is defined in paragraph 280-10-50-7, regularly reviews the operating results of that component.”  ASC 350-20-35-35 further states that “[h]owever, two or more components of an operating segment shall be aggregated and deemed a single reporting unit if the components have similar economic characteristics. Paragraph 280-10-50-11 shall be considered in determining if the components of an operating segment have similar economic characteristics.”

The Retail segment of the Company does have various components that are separate legal entities for which discrete financial information is available and regularly reviewed by segment management. The Company’s Chief Operating Decision Maker (“CODM”) does not manage the business or make resource allocation decisions at the separate legal entity level. The Company assessed the identified components within the Retail segment for purposes of aggregation in accordance with ASC 350-20-35-35, using the aggregation criteria in ASC 280-10-50-11. Each retail location has similar economic characteristics.  The retail locations generally have consistent products and services (new and used vehicles, parts and services and finance and insurance products), similar processes (sales through retail activities and operations) and similar classes of customers (retail customers).  Floor plan financing for RV inventory is obtained and managed through a centralized process by the Company.  Each retail location shares resources and is economically interdependent. The Company has determined that the components of the Retail segment meet the criteria for aggregation into one reporting unit, the Retail reporting unit, for the purpose of assessing goodwill impairment. The Retail reporting unit determined for purposes of goodwill impairment testing is also the Retail operating segment.

Moreover, the Consumer Services and Plans reportable segment has multiple components that are separate legal entities for which discrete financial information is also available.

The services offered by these separate legal entities are dissimilar to the economic characteristics of the Retail segment, and fall below quantitative thresholds of the combined value of all operating segments that would be deemed material, both individually and in the aggregate. These operating segments are neither individually reportable, nor aggregated or combined with other operating segments. Accordingly, these other operating segments have been collectively presented for segment reporting purposes as Consumer Services and Plans. The Company believes that this segment presentation is meaningful to readers of the consolidated financial statements for purposes of understanding the Company’s performance, assessing the prospects of future cash flows and making more informed judgments about the Company as a whole. Additionally, the segment manager makes resource allocation decisions and other management decisions at the legal entity level comprising the Consumer Services and Plans segment and reports information to the Company’s CODM at the Consumer Services and Plans segment level.

Lastly, the Company has determined that each legal entity within the Consumer Services and Plans segment represents a reporting unit for the purpose of assessing goodwill impairment.

13. Related Party Transactions, page F-30

42.                               We note your reference to the Put Agreement on page F-32.  Please tell us why this is the only place in your financial statements that discusses the Put Agreement and how you considered providing additional disclosure about your accounting for this agreement.

Response: The Company respectfully advises the Staff that it considered the guidance in ASC 460 — Guarantees.  At the inception of a guarantee agreement, a liability is recognized for the fair value of the non-contingent portion of the obligation undertaken via a guarantee.  The Put Agreement contingently required the Company to make payments to The Privatebank and Trust Company, based on Marcus Lemonis Revocable Trust’s failure to perform under the obligating agreement. The fair value of the guarantee was not considered material for disclosure, as the likelihood of non-performance by the Marcus Lemonis Revocable Trust was considered remote. However, due to the parties involved, the Company considered disclosure under ASC 850 more meaningful from a related party perspective and disclosed the agreement in the related party footnote.  The Company further respectfully notes that the Put Agreement was terminated on April 4, 2016, at no cost to the Company.

14. Acquisitions, page F-33

43.                               We note you acquired several dealership businesses in 2015.  While you provide the purchase price allocation for these acquisitions , you do not provide the historical and pro forma disclosures required by ASC 805-10-50-2h.  Please tell us how you considered providing these disclosures.  If you believe this information was immaterial to disclose to your investors, please explain to us the basis for your belief.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-35 of Amendment No. 1 to reflect the revenue and earnings from acquired dealership businesses in 2015 since the applicable acquisition dates.  However, as the 2015 acquisitions closed in January and March 2015 and the Company obtained only unaudited or management prepared financial information of the acquired dealerships for 2014 and 2013, it is impracticable for the Company to present pro forma revenue and earnings disclosures for 2014 and 2013.  The Company does not have sufficient information from the unaudited information it received from the former management of these dealership businesses to determine whether the prior year revenues and earnings for such businesses were prepared following the same accounting policies as the Company’s and whether preparing pro forma information would be meaningful to include in the “Acquisitions” footnote on pages F-34 and F-35 of Amendment No. 1, as such information may inherently be inconsistent with the Company’s accounting and presentation.

19. Segment Information, page F-37

44.                               We note your discussion of reportable segments.  Please tell us if your reportable segments are also your operating segments or whether you have aggregated multiple operating segments into a single reportable segment.  If you have aggregated any operating segments, please provide disclosure clarifying this matter.  Refer to ASC 280-10-50-21.

Response: The Company respectfully advises the Staff that the Company has organized its operations into two operating segments: Consumer Services and Plans and Retail. These operating segments are also the Company’s reportable segments.  There are no operating segments aggregated within the Company’s reportable segments. The Company confirms that its determination of operating segments and reportable segments was performed in accordance with ASC 280 Segment Reporting.  Specifically, the Company confirms it applied the three criteria in ASC 280-10-50-1 to determine its operating segments and determined that each of these criteria were met. The Company also considered the guidance in ASC-280-10-50-10 to determine the reporting requirements of its reportable segments. The Company further advises the Staff that, notwithstanding the Consumer Service and Plans segment falling below the 10% quantitative threshold described in ASC 280-10-50-12, the Company believes that separate reporting of this segment is more useful to investors, given the separate nature and economics of the services provided by such segment. For each reportable segment, the Company has disclosed a description of the types of products and services from which each reportable segment derives its revenues, measurement of segment profit and factors the Company considered to identify its reportable segments in the opening paragraph of footnote 19 on “Segment Information” on page F-38 of Amendment No. 1.

45.                               Please confirm that the disaggregation of revenue on your Consolidated Statements of Income is intended to meet the requirements of ASC 280-10-50-40.  If our assumption is correct, please tell us how you considered separately quantifying revenue from your different offering of new and used vehicle that are discussed on page 127.  Also tell us why it is appropriate under ASC 280-10-50-40 to present revenue from similar products and services in multiple line items.  Specifically, you appear to present revenue from services like financing and insurance in multiple lines rather than having a single category of revenue for those types of services.

Response: The Company respectfully advises the Staff that the disaggregation of revenue on its consolidated statements of income is intended to meet the requirements of ASC 280-10-50-40. Specifically, revenue from the Company’s Consumer Services and Plans segment is derived largely from the Company’s existing installed customer and membership base of RV owners who look to enhance their RV experience through the Company’s membership benefits and services. In contrast, revenue from the Company’s Retail segment is derived primarily from retail customers who are purchasing RVs, having their RV serviced, or financing and arranging insurance at the time of purchasing an RV.

As noted in the response to Comment 34, above, management has considered revenues derived from the sale of different products and services and has determined inherent differences exist, which make aggregation much less relevant and meaningful to readers of the consolidated financial statements. For example, new and used vehicles which in themselves are sufficiently different to present separately on the face of the consolidated statements of income, due to their profitability (as noted in the response to Comment 27, above), if combined with parts revenue to aggregate all tangible products, would result in distorted financial information and would not be reflective of how the Company operates its business. Moreover, management believes its current presentation provides meaningful information to the readers of the consolidated financial statements and promotes comparability among its peer group.

With regard to the Company’s presentation of services, such as financing and insurance, the Company considered such factors as customer base, source of where such offerings occur and costs applicable to revenue to deliver these services and materiality, among others, to determine the presentation of such revenue components on the face of the Company’s consolidated statements of income. The Company believes its consolidated statements of income presentation is reflective of how management operates the business, is more relevant and meaningful to the readers of its consolidated financial statements and promotes comparability among its peer group.

46.                               Please tell us how you have disclosed the extent of your reliance on your major customers.  Refer to ASC 280-10-50-42.

Response: The Company respectfully advises the Staff that it does not have an external customer that meets the major customer criteria of ASC 280-10-50-42.  To the extent that the Company in the future has a major customer that meets the criteria of ASC 280-10-50-42 it will update its disclosure accordingly.

CWGS Enterprises, LLC and Subsidiaries Financial Statements for the Period Ended March 31, 2016 and March 31, 2015

General

47.                               Please confirm that you will update your financial statements and related disclosures, as necessary, to comply with Rule 3-12 of Regulation S-X.

Response: In response to the Staff’s comment, the Company confirms that it will update its consolidated financial statements and related disclosures, as necessary, in future pre-effective amendments to the Registration statement to comply with Rule 3-12 of Regulation S-X.

48.                               Please apply the comments issued on your annual financial statements to your interim financial statements, where applicable.

Response: In response to the Staff’s comment, the Company has revised its interim consolidated financial statements, where applicable, to conform to the changes made in Amendment No. 1 in response to the comments issued on its annual consolidated financial statements.

Item 17. Undertakings, page II-3

49.                               Please revise to include the undertakings required by Item 512(a)(6) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages II-3 and II-4 of Amendment No. 1 accordingly.

We hope the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible.  Please do not hesitate to contact me at (212) 906-1894 with any questions or further comments you have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ian D. Schuman

Ian D. Schuman
of LATHAM & WATKINS LLP

Enclosures

cc:                                (via email)

Marcus Lemonis, Chief Executive Officer, Camping World Holdings, Inc.

Brent Moody, Chief Operating and Legal Officer, Camping World Holdings, Inc.

Thomas Wolfe, Chief Financial Officer, Camping World Holdings, Inc.

Marc D. Jaffe, Esq., Latham & Watkins LLP

Alexander D. Lynch, Esq., Weil, Gotshal & Manges LLP

Faiza N. Rahman, Esq., Weil, Gotshal & Manges LLP